DGAP-News: AIXTRON SE / Key word(s): 9-month figures/Legal Matter
AIXTRON: Order intake and revenue development in Q3/2016 support full year 2016 outlook

08.11.2016 / 07:33
The issuer is solely responsible for the content of this announcement.

AIXTRON: Order intake and revenue development in Q3/2016 support full year 2016 outlook

Herzogenrath/Germany, November 08, 2016 - AIXTRON SE (FSE: AIXA, AIXC; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced its financial results for the first nine months and the third quarter 2016.

Financial Highlights

Total order intake came to EUR 164.6m in 9M/2016 (9M/2015: EUR 135.8m) . Due to higher demand for LED, telecom and optoelectronic applications including the sale of AIX R6 inventories with low margins, total order intake in Q3/2016 amounted to EUR 69.0m (Q2/2016: EUR 51.1m) .

As of September 30, 2016, the equipment order backlog totaled EUR 104.0m (Q3/2015: EUR 72.3m; Q2/2016: EUR 86.2m) .

Total revenues in 9M/2016 came in at EUR 106.6m (9M/2015: EUR 135.3m) while revenues in Q3/2016 amounted to EUR 51.2m (Q2/2016: EUR 34.1m) .

Although 9M/2016 revenues fell 21% short of the previous year's figure, the development of revenues and earnings in the first nine months of 2016 was consistent with Management expectations. The development of total order intake and equipment order backlog support the significant revenue growth expectation for Q4/2016.

Free cash flow in 9M/2016 was EUR -38.0m (9M/2015: EUR -22.3m) . Compared to Q2/2016, the positive free cash flow of EUR 3.0m in the third quarter of 2016 (Q2/2016: EUR -20.7m) was mainly due to reduced operating losses and higher advance payments from customers.

Key Financials

	2016	2015	+/-	2016	2016	+/-
(in EUR million)	9M	9M		Q3	Q2
Revenues	106.6	135.3	- 21%	51.2	34.1	50%
Gross profit	26.9	30.2	- 11%	16.9	6.9	n/a
Gross margin	25%	22%	3pp	33%	20%	13pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-20.4	-17.6	- 16%	-0.4	-8.2	95%
Operating result (EBIT)	-29.3	-25.2	- 16%	-3.4	-11.1	69%
EBIT margin	-27%	-19%	-8pp	-7%	- 33%	26pp
Net result	-30.4	-27.3	- 11%	-3.8	-11.1	66%
Net result margin	-28%	-20%	-8pp	-7%	- 33%	26pp
Net result per share - basic (EUR)	-0.27	-0.24	- 13%	-0.04	-0.09	56%
Net result per share - diluted (EUR)	-0.27	-0.24	- 13% -	-0.04	-0.09	56%
Free cash flow (FCF)*	-38.0	-22.3	- 70%	3.0	-20.7	n/a
Total order intake	164.6	135.8	21%	69.0	51.1	35%
Equipment order backlog (end of period)	104.0	72.3	44%	104.0	86.2	21%

*Operating CF + Investing CF + Changes in Cash Deposits, adjusted for acquisition effects (upfront payments and loans)

Business Development

The development of revenues emerged as expected in the third quarter. The growth of revenues and order intake in Q3/2016 was mainly driven by demand for production systems for LED, telecom and optoelectronics, as well as for the silicon industry.

As outlined above, the revenues of EUR 106.6m in 9M/2016 decreased year-on-year (9M/2015: EUR 135.3m) . This particularly reflects comparatively low revenues in the first half of 2016. Revenues in Q3/2016 rose to EUR 51.2m (Q2/2016: EUR 34.1m) due to a scheduled increase in systems supplied.

Cost of sales for 9M/2016 fell year-on-year to EUR 79.7m, equivalent to 75% of revenues (9M/2015: EUR 105.1m, or 78% of revenues). This relative improvement was mainly due to a more favorable product mix and significantly lower AIX R6 qualification costs. Compared with the previous quarter, cost of sales for Q3/2016 grew less rapidly than revenues, rising to EUR 34.2m (Q2/2016: EUR 27.2m) . This in turn was mainly due to a more favorable product mix and improved capacity utilization.

Gross profit and the gross margin developed accordingly (9M/2016: EUR 26.9m, 25% gross margin; 9M/2015: EUR 30.2m, 22% gross margin; Q3/2016: EUR 16.9m, 33% gross margin; Q3/2015: EUR 17.8m, 33% gross margin: Q2/2016: EUR 6.9m, 20% gross margin).

At EUR 56.2m, operating expenses in 9M/2016 were almost unchanged to the previous year (9M/2015: EUR 55.4m; Q3/2016: EUR 20.4m; Q2/2016: EUR 18.0m) .

The aforementioned developments led to slightly lower nine-month EBITDA in 2016, but also to an improvement compared with the previous quarter (9M/2016: EUR -20.4m; 9M/2015: EUR -17.6m; Q3/2016: EUR -0.4m; Q2/2016: EUR -8.2m) .

The operating result (EBIT) fell year-on-year from EUR -25.2m in 9M/2015 to EUR -29.3m in 9M/2016. Compared with the previous quarter, the operating result for Q3/2016 improved to EUR -3.4m (Q2/2016: EUR -11.1m) .

The net result for 9M/2016 amounted to EUR -30.4m and thus deteriorated year-on-year by 11% (9M/2015: EUR -27.3m) while improving compared with the previous quarter (Q3/2016: EUR -3.8m; Q2/2016: EUR -11.1m) .

Cash and cash equivalents (including cash deposits with a maturity of more than 90 days) came in at EUR 163.5m as of September 30, 2016 compared with EUR 209.4m as of December 31, 2015. The difference is mainly attributable to the negative net result, payment of the second installment of the agreed return of advance payments to San'an, and an agreed milestone payment made in Q1/2016 for the purchase of PlasmaSi (acquired in 2015). Compared with June 30, 2016, cash and cash equivalents increased slightly (June 30, 2016: EUR 161.3m), a development due to lower operating losses and higher advance payments received from customers in this period.

Management Review

"Despite a comparatively weak development in revenues in the first nine months of 2016, we have reiterated our 2016 full year revenue guidance. This is due to solid order situation within recent months. Prior to transaction-related effects and under the conditions mentioned in our guidance, we expect to see a slight year-on-year improvement in our results and free cash flow. These key figures will nevertheless remain negative for the full year, as expected revenue volumes continue to be too low to fully finance all of the products in the development pipeline.", explains Martin Goetzeler, President and CEO of AIXTRON SE.

Guidance

Total order intake in Q3/2016 as well as the respective order backlog support Management's expectation of revenue growth in Q4/2016. Consequently, Management generally reiterates the full year 2016 guidance given in February 2016 with slight adjustments for order intake and revenues.

Based on its assessment of AIXTRON's current order situation, including current risks and opportunities as well as on the internal budget rate of USD/EUR 1.10, Management expects for fiscal year 2016 to achieve total revenues between EUR 180 and EUR 200 million. Total 2016 order intake is expected to be in a range between EUR 200 and EUR 220 million. The increase in order intake is primarily due to the sale of AIX R6 inventories with low margins.

Based on the internal budget rate of USD/EUR 1.10 and depending on the successful completion of qualification processes, market entry efforts, as well as the achievement of revenues at the high end of the guidance range, Management expects to achieve another improvement of results in 2016. Before transaction-related impacts, EBITDA, EBIT, net result and free cash flow are expected to improve slightly compared to 2015, but remain negative for the full year 2016.

Due to uncertainties in terms of investment requirements for certain product groups, potential restructuring costs or consequences from the transaction, Management will review EBITDA development for 2017.

Financial Tables

The 9M/2016 results presentation is available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (income statement, statement of comprehensive income, balance sheet, cash flow statement, statement of changes in equity) relating to this press release are part of AIXTRON's quarterly group statement for the first nine months of 2016 and are available at http://www.aixtron.com/en/investors/financial-reports/.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, November 08, 2016, 3:00 p.m. CET (6:00 a.m. PST, 9:00 a.m. EST) to review the 9M/2016 results. From 2:45 p.m. CET (5:45 a.m. PST, 8:45 a.m. EST) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. An audio replay or transcript will be available after the conference call at http://www.aixtron.com/en/investors/events/conference-call/.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; AIXC, ISIN DE000A2BPYT0; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Additional information

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The takeover offer for the outstanding ordinary shares (including ordinary shares represented by American depositary shares) of AIXTRON SE commenced on 29 July 2016. The terms and conditions of the takeover offer have been published in, and the solicitation and offer to purchase ordinary shares (including ordinary shares represented by American depositary shares) are made only pursuant to, the offer document and related offer materials prepared by Grand Chip Investment GmbH and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin"). AIXTRON SE intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the takeover offer; in addition, AIXTRON SE's Management Board and Supervisory Board will publish a statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG). The offer document for the takeover offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the takeover offer, among other things, has been published on the internet at www.grandchip-aixtron.com.

Acceptance of the takeover offer by shareholders that are resident outside Germany and the United States may be subject to further legal requirements. With respect to the acceptance of the takeover offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

The Tender Offer Statement (including the offer document, a related letter of transmittal and other related offer materials) and the Solicitation/Recommendation Statement, as they may be amended from time to time, as well as the Management and Supervisory Board's statement pursuant to Sec. 27 WpÜG contain important information that should be read carefully before any decision is made with respect to the takeover offer because they, and not this document, govern the terms and conditions of the takeover offer. Those materials and other documents filed by Grand Chip Investment GmbH or AIXTRON SE with the SEC are or, in the case of the Management and Supervisory Board's statement pursuant to Sec. 27 WpÜG, will be available at no charge on the SEC's web site at www.sec.gov. In addition, Grand Chip Investment GmbH's Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

In this document, unless the context otherwise requires, references to ''AIXTRON", "the AIXTRON Group'', the ''Group'' or ''the Company'' are to AIXTRON SE and its consolidated subsidiaries. References to ''Management'' are to the Executive Board of AIXTRON SE.

Cautionary statement regarding forward-looking statements

This document contains forward-looking statements, including statements regarding the expected consummation of the proposed transaction and AIXTRON SE's future performance, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the transaction, the possibility that the transaction will not be completed, the failure to retain key AIXTRON SE employees, customers and partners, uncertainty regarding the anticipated benefits of the transaction and the failure of the parties to achieve anticipated goals of the transaction, and other risks and uncertainties discussed in AIXTRON SE's public filings with the SEC, including the "Risk Factors" section of AIXTRON SE's Form 20-F filed on February 23, 2016, as well as the offer document to be filed by Grand Chip Investment GmbH, the Solicitation/Recommendation Statement to be filed by AIXTRON SE and the statement pursuant to Sec. 27 WpÜG to be published by AIXTRON SE's Management and Supervisory Board. These documents and statement are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIXTRON SE and Grand Chip Investment GmbH, that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. AIXTRON SE undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

Our registered trademarks: AIXACT(R), AIXTRON(R), Atomic Level SolutionS(R), Close Coupled Showerhead(R), CRIUS(R), Gas Foil Rotation(R), Optacap(TM), OVPD(R), Planetary Reactor(R), PVPD(R), TriJet(R)

08.11.2016 Dissemination of a Corporate News, transmitted by DGAP - a service of EQS Group AG.
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Language: English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Phone:	+49 (2407) 9030-0
Fax:	+49 (2407) 9030-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041, DE000A2BPYT0

WKN:	A0WMPJ, A0D82P, A2BPYT
Indices:	TecDAX
Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in
Listed:	Berlin, Dusseldorf, Munich, Stuttgart, Tradegate Exchange; Nasdaq
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